Filed by NYSE Euronext, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Companies:
NYSE Group, Inc.
(Commission File No. 001-32829)
Euronext N.V.

January 11, 2006

     As previously disclosed, pursuant to a Combination Agreement, dated as of June 1, 2006 and amended and restated as of November 24, 2006, NYSE Group, Inc. (“NYSE Group”) and Euronext N.V. (“Euronext”) have agreed to combine their businesses under a newly formed holding company, NYSE Euronext, Inc. (“NYSE Euronext”). Pursuant to the terms of the Combination Agreement Euronext’s business will be brought under NYSE Euronext through an exchange offer (the “Offer”) and a post-closing reorganization, and NYSE Group’s business will be brought under NYSE Euronext through a merger.

     In preparation for the Offer, on January 9, 2006, NYSE Euronext and Euronext each filed a draft prospectus (the “note d’information” and the “note en réponse,” respectively) with the French Financial Market Authority (Autorité des Marchés Financiers or AMF) relating to the offer in France. Included in NYSE Euronext’s note d’information was, among other things, a valuation analysis of the Offer prepared by Citigroup Global Markets Limited, Société Générale and JPMorgan, as presenting banks. Included in Euronext’s note en réponse were, among other things, (1) a Fairness Opinion of Morgan Stanley & Co. Limited, financial advisor to Euronext N.V., dated January 3, 2007, (2) a Fairness Opinion of ABN AMRO Corporate Finance France S.A.S., financial advisor to Euronext N.V., dated January 3, 2007, (3) a summary of financial analyses of Morgan Stanley and ABN AMRO prepared by Morgan Stanley & Co. Limited and ABN AMRO Corporate Finance France S.A.S. and (4) an Opinion Letter of Houlihan Lokey Howard & Zukin (Europe) Limited, dated January 4, 2007. English language versions of these documents are attached as Exhibits 99.1 through 99.5 hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

99.1	English Translation of Valuation Analysis of the Offer prepared by
Citigroup Global Markets Limited, Société Générale and JPMorgan

99.2	Fairness Opinion of Morgan Stanley & Co. Limited, dated January 3,
2007

99.3	Fairness Opinion of ABN AMRO Corporate Finance France S.A.S.,
dated January 3, 2007

99.4	English Translation of Summary of Financial Analyses of Morgan
Stanley and ABN AMRO prepared by Morgan Stanley & Co. Limited and ABN AMRO Corporate Finance France S.A.S.

99.5	English Translation of Opinion Letter of Houlihan Lokey
Howard & Zukin (Europe) Limited, dated January 4, 2007

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. NYSE Group, Inc. (“NYSE Group”), Euronext N.V. (“Eu-ronext”) and NYSE Euronext, Inc. (“NYSE Euronext”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, NYSE Euronext’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group’s and NYSE Euron-ext’s filings with the U.S. Securities Exchange Commission (the “SEC”), including NYSE Group’s Annual Report on Form 10-K for the fiscal year ending December 31, 2005 and NYSE Euronext’s Registration Statement on Form S-4 (File No. 333-137506), which are available on NYSE Group’s website at http://www.nyse.com and the SEC’s website at SEC's Web site at www.sec.gov., and in Euronext’s filings with the Autoriteit Financiële Markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext’s website at http://www.euronext.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About the Pending Transaction

In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a Registration Statement on Form S-4 (File No. 333-137506) (the “S-4”) that includes a proxy statement of NYSE Group, a shareholder circular of Euronext, and an exchange offer prospectus, each of which constitutes a prospectus of NYSE Euronext. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the S-4 effective on November 27, 2006.

NYSE GROUP STOCKHOLDERS AND EURONEXT SHAREHOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS, SHAREHOLDER CIRCULAR/PROSPECTUS AND EXCHANGE OFFER PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the S-4, the final proxy statement/prospectus, the final shareholder circular prospectus, and, if and when such document becomes available, exchange offer prospectus and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC’s Web site at www.sec.gov. The final proxy statement/prospectus, shareholder circular/prospectus and, if and when it becomes available, exchange offer prospectus and the other documents may also be obtained for free by accessing NYSE Group’s Web site at http://www.nyse.com.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.